Exhibit 99.1

FENNEC PHARMACEUTICALS REPORTS SECOND QUARTER 2025 FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE

~ Achieved Second Quarter 2025 Total Net Revenues of $9.7 Million ~

~ Double Digit New Accounts in the Second Quarter of 2025, Including Notable Quarter-Over- Quarter Growth in Both Large Community Practices and Academic Centers, Supported by Targeted Sales Strategy and Enhanced Patient Support Services for PEDMARK® ~

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~Successful Initial Uptake of PEDMARQSI® in the United Kingdom and Germany with Additional EU Launches Planned ~
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~Japan Clinical Trial (STS-J01) Results Expected in the Second Half of 2025 with Evaluation of Both Registration and Partnering or Licensing Expected Thereafter ~

~ Management to Host Conference Call Today at 8:30 a.m. ET ~

Research Triangle Park, NC, August 14, 2025 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company, today reported its financial results for the second quarter ended June 30, 2025 and provided a business update.

“We are pleased to have delivered three consecutive quarters of strong performance, with second quarter revenue up 33% over the same quarter in 2024. This acceleration reflects significant progress in both large community practices and academic centers – driven by a completely overhauled go-to-market approach, increased awareness of the importance of preventing cisplatin-induced ototoxicity (CIO) and expanded patient support program offerings,” said Jeff Hackman, chief executive officer of Fennec Pharmaceuticals. “The results demonstrate the scalability of our model and the strong demand for PEDMARK® across key segments of the market. With the U.S. momentum for PEDMARK building, coupled with Norgine’s ex-U.S. PEDMARQSI® launches and results from the investigator-initiated clinical trial STS-J01 in Japan expected in the coming months, we believe the global opportunity for both patients and Fennec shareholders is significant.”

Business Highlights:

●	Continued Growth Within Key PEDMARK® Accounts: In the second quarter, Fennec’s segmentation model and data-driven target lists enhanced field execution, yielding a mix of new and repeat customers, with notable growth across both large community and academic practices.

●	A Large National Oncology Group Has Added PEDMARK® to its Formulary for Patients Under 40: This rapidly growing group includes numerous community-based oncology practices across the U.S. This decision reflects the growing recognition of the need to protect younger patients from cisplatin-induced hearing loss and signals momentum for broader adoption in community settings.

●	NCODA PQI (Positive Quality Intervention) Issued for PEDMARK®: This recently published PQI aims to provide pharmacists, nurses, and oncologists with clinical data and guidance on the use, administration, and timing of PEDMARK to prevent platinum-induced ototoxicity in pediatric patients and the AYA population. NCODA PQIs are designed to help multidisciplinary oncology care teams manage patients on oral and IV cancer therapies.

●	Quarter Over Quarter Growth in Enrollment in Fennec HEARS™ and Specialty Pharmacy Program: The newly revamped patient support program offerings is delivering improved experiences through strengthened HCP and patient services, expanded payer reimbursement support, and streamlined access to home nursing resources.

●	Recent Issuance Further Strengthens Fennec’s Patent Portfolio: In May, the U.S. Patent and Trademark Office issued U.S. Patent 12,311,026 entitled “Pharmaceutical Composition Comprising Sodium Thiosulfate.” The patent claims cover the use of a broad range of stabilizers or a mixture of stabilizers for the pharmaceutical composition of sodium thiosulfate to reduce ototoxicity in a pediatric patient receiving a platinum-based therapeutic. Fennec currently has six FDA Orange Book listings providing U.S. patent protection for PEDMARK® until 2039 as well as global patents issued and pending globally.

Upcoming Events:

●	Fennec to Ring the NASDAQ Stock Market Closing Bell in September: Fennec’s senior leadership team will be joined by PEDMARK patients, their families and employees to ring the closing bell of the NASDAQ Stock Market on Friday, September 5, 2025. The closing bell ceremony will take place at the NASDAQ MarketSite in Times Square, New York, NY. The live event can be viewed at https://www.nasdaq.com/marketsite/bell-ringing-ceremony.

●	H.C. Wainwright 27th Annual Global Investment Conference: Fennec will present at the conference to be held September 8 – 10, 2025, in NYC. The management team will also host one-on-one investor meetings at the conference.

●	September is Childhood Cancer Awareness Month: In September, we will stand in solidarity with young people, families, and care teams impacted by cancer. The gold ribbon, an internationally recognized symbol for childhood cancer, serves as a powerful reminder of the urgent need for continued innovation—not only to treat cancer effectively but also to protect children from the long-term side effects of therapy, including hearing loss. We remain committed to advancing our work to help safeguard the futures of young patients.

Financial Results for the Second Quarter 2025 Ended June 30, 2025

●	Net Product Sales – For the second quarter of 2025, the Company recorded net product sales of approximately $9.7 million compared to $7.3 million in the second quarter of 2024. The increase in sales is attributable to the expanded focus and growth in the AYA population, as well as the successful growth and retention of existing accounts within this population.

●	Selling and Marketing Expenses – The Company recorded $4.4 million in selling and marketing expenses in the second quarter of 2025, compared to $4.6 million in the second quarter of 2024.

●	General and Administrative (G&A) Expenses – The Company recorded $7.0 million in G&A expenses in the second quarter of 2025 compared to $6.9 million in the second quarter of 2024. The comparable quarter increase in expenses year over year is due to increased intellectual property expenses offset by decreased consulting fees related to the European commercialization. Additionally, there was approximately $1.5 million in non-cash stock-based compensation in the second quarter of 2025 compared to $0.9 million in the comparable quarter in 2024.

●	Cash Position – Cash and cash equivalents were $18.7 million as of June 30, 2025, compared to $22.7 million as of March 31, 2025. The decrease in cash in the second quarter is primarily due to cash operating expenses, which are seasonally higher in the first half of the Company’s calendar year as a result of commercial and marketing spending patterns for 2025.

Second Quarter 2025 Conference Call Information

Date: Thursday, August 14, 2025

Time: 8:30 a.m. ET

Webcast Link: https://edge.media-server.com/mmc/p/de4jxxzj

Participant Link: https://register-conf.media-server.com/register/BI3e750b95d06c439ea560b46f60abda54

To access the live webcast link, visit www.fennecpharma.com and proceed to the News & Events/Event Calendar page under the Investors & Media section. Please connect to the company’s website at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to listen to the webcast. A replay of the webcast will also be archived on www.fennecpharma.com for thirty days.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete unaudited condensed consolidated financial statements for the period ended June 30, 2025, and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Unaudited Condensed Consolidated

Statements of Operations:

(U.S. Dollars in thousands except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024

Revenue
PEDMARK product sales, net	$9,652	$7,262	$18,403	$14,681
Licensing revenue	—	—	—	17,958
Total revenue	9,652	7,262	18,403	32,639

Operating expenses:
Cost of product sales	967	608	1,340	1,158
Research and development	107	157	201	160
Selling and marketing	4,354	4,672	7,301	9,881
General and administrative	6,956	6,864	13,101	12,736

Total operating expenses	12,384	12,301	21,943	23,935
(Loss) / income from operations	(2,732)	(5,039)	(3,540)	8,704

Other (expense)/income
Unrealized foreign exchange (loss)/gain	17	(17)	30	(55)
Amortization expense	(13)	(23)	(26)	(43)
Unrealized loss on securities	(1)	—	(2)	(11)
Interest income	171	570	407	767
Interest expense	(594)	(1,044)	(1,186)	(2,078)
Total other expense	(420)	(514)	(777)	(1,420)

Net (loss)/income	$(3,152)	$(5,553)	$(4,317)	$7,284

Basic net (loss)/income per common share	$(0.11)	$(0.20)	$(0.16)	$0.27
Diluted net (loss)/income per common share	$(0.11)	$(0.20)	$(0.16)	$0.24
Weighted-average number of common shares outstanding basic	27,664	27,297	27,621	27,250
Weighted-average number of common shares outstanding diluted	27,664	27,297	27,621	30,354

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars and shares in thousands)

	June 30,	December 31,
	2025	2024

Assets

Current assets
Cash and cash equivalents	$18,705	$26,634
Accounts receivable, net	17,502	12,884
Prepaid expenses	1,421	3,080
Inventory	2,201	1,060
Other current assets	965	466
Total current assets	40,794	44,124

Non-current assets	4,082	822
Total assets	$44,876	$44,946

Liabilities and stockholders’ deficit

Current liabilities:
Accounts payable	$5,941	$3,241
Accrued liabilities	2,225	3,428
Contract liability-current	248	248
Operating lease liability - current	—	2
Total current liabilities	8,414	6,919

Long-term liabilities
Term loan	18,206	18,206
PIK interest	1,271	1,271
Debt discount	(113)	(139)
Contract liability - long-term	24,561	24,561
Total long-term liabilities	43,925	43,899
Total liabilities	52,339	50,818

Stockholders’ deficit:
Common stock, no par value; unlimited shares authorized; 27,733 shares issued and outstanding (2024 ‑27,527)	146,165	145,608
Additional paid-in capital	69,127	66,958
Accumulated deficit	(223,998)	(219,681)
Accumulated other comprehensive income	1,243	1,243
Total stockholders’ deficit	(7,463)	(5,872)
Total liabilities and stockholders’ deficit	$44,876	$44,946

About Cisplatin-Induced Ototoxicity

Cisplatin and other platinum-based chemotherapies are widely used to treat solid tumors and have been vital in improving survival rates. Unfortunately, these life-saving treatments often result in permanent, irreversible hearing loss, also known as ototoxicity.i

Hearing loss from cisplatin treatment is not rare. Studies show that between 60-90% of patients treated with cisplatin may develop hearing loss, depending upon the dose and duration of chemotherapyii. Many of those treated with cisplatin will require lifelong hearing aids or cochlear implants, which can be helpful for some, but do not reverse the hearing loss and can be costly over time.iii Treatment-induced hearing loss can reduce quality of survivorship as it impacts many aspects of life, such as speech and language skills, academic performance, social-emotional development, career potential and the ability to live independently.iv,v While audiologic monitoring is recommended to help manage ototoxicity, it is currently underutilized in certain cancer patient populations.

PEDMARK® (sodium thiosulfate injection)

PEDMARK® is the first and only U.S. Food and Drug Administration (FDA) approved therapy indicated to reduce the risk of ototoxicity associated with cisplatin treatment in pediatric patients 1 month of age and older with localized, non-metastatic, solid tumors. It is a unique formulation of sodium thiosulfate in single-dose, ready-to-use vials for intravenous use in pediatric patients. PEDMARK is also the first and only therapeutic agent with proven efficacy and safety data with an established dosing regimen, across two open-label, randomized Phase 3 clinical studies, the Children’s Oncology Group (COG) Protocol ACCL0431 and SIOPEL 6.

Additionally, PEDMARK is recommended for the adolescent and young adult (AYA) population by the National Comprehensive Cancer Network, or NCCN, with a 2A endorsement.

Approximately 500,000 patients in the U.S. are diagnosed annually with cancers that could be treated with a platinum-based chemotherapy. The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of those treated will require lifelong hearing aids. Until the FDA approval of PEDMARK, there were no preventative agents for this hearing loss. Patients with hearing loss resulting from cancer treatment have a statistically significant worse quality of life compared with peers who have no hearing loss.vivii

PEDMARK has been studied by co-operative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, COG ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, medulloblastoma, and other solid tumors. SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

Indications and Usage

PEDMARK® (sodium thiosulfate injection) is indicated to reduce the risk of ototoxicity associated with cisplatin in pediatric patients 1 month of age and older with localized, non-metastatic solid tumors.

Limitations of Use

The safety and efficacy of PEDMARK have not been established when administered following cisplatin infusions longer than 6 hours. PEDMARK may not reduce the risk of ototoxicity when administered following longer cisplatin infusions, because irreversible ototoxicity may have already occurred.

Important Safety Information

PEDMARK is contraindicated in patients with history of a severe hypersensitivity to sodium thiosulfate or any of its components.

Hypersensitivity reactions occurred in 8% to 13% of patients in clinical trials. Monitor patients for hypersensitivity reactions. Immediately discontinue PEDMARK and institute appropriate care if a hypersensitivity reaction occurs. Administer antihistamines or glucocorticoids (if appropriate) before each subsequent administration of PEDMARK. PEDMARK may contain sodium sulfite; patients with sulfite sensitivity may have hypersensitivity reactions, including anaphylactic symptoms and life-

threatening or severe asthma episodes. Sulfite sensitivity is seen more frequently in people with asthma.

PEDMARK is not indicated for use in pediatric patients less than 1 month of age due to the increased risk of hypernatremia or in pediatric patients with metastatic cancers.

Hypernatremia occurred in 12% to 26% of patients in clinical trials, including a single Grade 3 case. Hypokalemia occurred in 15% to 27% of patients in clinical trials, with Grade 3 or 4 occurring in 9% to 27% of patients. Monitor serum sodium and potassium levels at baseline and as clinically indicated. Withhold PEDMARK in patients with baseline serum sodium greater than 145 mmol/L.

Monitor for signs and symptoms of hypernatremia and hypokalemia more closely if the glomerular filtration rate (GFR) falls below 60 mL/min/1.73m2.

Administer antiemetics prior to each PEDMARK administration. Provide additional antiemetics and supportive care as appropriate.

The most common adverse reactions (≥25% with difference between arms of >5% compared to cisplatin alone) in SIOPEL 6 were vomiting, nausea, decreased hemoglobin, and hypernatremia. The most common adverse reaction (≥25% with difference between arms of >5% compared to cisplatin alone) in COG ACCL0431 was hypokalemia.

Please see full Prescribing Information for PEDMARK® at: www.PEDMARK.com.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company committed to sparing cancer patients further hardship by protecting their ears against the profound threat of cisplatin-induced hearing loss, or ototoxicity. Fennec is focused on the commercialization of PEDMARK® to reduce the risk of platinum- induced ototoxicity in cancer patients. PEDMARK received FDA approval in September 2022 and European Commission approval in June 2023 and United Kingdom (U.K.) approval in October 2023 under the brand name PEDMARQSI®.

In March 2024, Fennec entered into an exclusive licensing agreement under which Norgine Pharmaceuticals Ltd., a leading European specialist pharmaceutical company, will commercialize PEDMARQSI® in Europe, U.K., Australia and New Zealand. PEDMARQSI is now commercially available in the U.K. and Germany.

PEDMARK has received Orphan Drug Exclusivity in the U.S. and PEDMARQSI has received Pediatric Use Marketing Authorization in Europe which includes eight years plus two years of data and market protection. Further, Fennec has patents providing protection for PEDMARK until 2039 in both the U.S. and internationally.

For more information, please visit www.fennecpharma.com and follow on LinkedIn.

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward- looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include statements about our business strategy, timeline and other goals, plans and prospects, including our commercialization plans respecting PEDMARK®/PEDMARQSI®, the market opportunity for and market impact of PEDMARK®/ PEDMARQSI®, its potential impact on patients and anticipated benefits associated with its use, future commercial and regulatory milestones, Norgine’s PEDMARQSI® launches and the investigator-initiated clinical trial in Japan.  . Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including the risks and uncertainties that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, our ability to obtain necessary capital when needed on acceptable terms or at all, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2024. Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

PEDMARK® PEDMARQSI® and Fennec® are registered trademarks of Fennec Pharmaceuticals Inc.

©2025 Fennec Pharmaceuticals Inc. All rights reserved. FEN-1604-v1

For further information, please contact: Investors:

Robert Andrade

Chief Financial Officer Fennec Pharmaceuticals Inc.

+1 919-246-5299

Corporate and Media:

Lindsay Rocco

Elixir Health Public Relations

+1 862-596-1304

lrocco@elixirhealthpr.com

i Rybak L. Mechanisms of Cisplatin Ototoxicity and Progress in Otoprotection. Current Opinion in Otolaryngology & Head and Neck Surgery. 2007, Vol. 15: 364-369.

ii Langer T, am Zehnhoff-Dinnesen A, Radtke S, Meitert J, Zolk O. Trends Pharmacol Sci. 2013;34(8):458-469

iii Landier W. Ototoxicity and Cancer Therapy. Cancer. June 2016 Vol. 122, No.11: 1647-1658.

iv Clemens E, van den Heuvel-Eibrink MM, Mulder RL, et al. Recommendations for ototoxicity surveillance for childhood, adolescent, and young adult cancer survivors: a report from the International Late Effects of Childhood Cancer Guideline Harmonization Group in collaboration with the PanCare Consortium. Lancet Oncol. 2019;20(1):e29-e41

v . Bass JK, Knight KR, Yock TI, Chang KW, Cipkala D, Grewal SS. Evaluation and management of hearing loss in survivors of childhood and adolescent cancers: a report from the children’s oncology group. Pediatr Blood Cancer. 2016;63(7):1152-1162.

vi Rajput K, Edwards L, Brock P, Abiodun A, Simpkin P, Al-Malky G. Ototoxicity-induced hearing loss and quality of life in survivors of paediatric cancer. Int J Pediatr Otorhinolaryngol. 2020;138:110401. doi:10.1016/j.ijporl.2020.110401

vii Bass JK, Knight KR, Yock TI, Chang KW, Cipkala D, Grewal SS. Evaluation and management of hearing loss in survivors of childhood and adolescent cancers: a report from the children’s oncology group. Pediatr Blood Cancer. 2016;63(7):1152-1162.